UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Shoe Carnival, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

824889109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS Leigh Anne Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,496,232 (1)(2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,496,232 (1)(2)
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,232 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Reflects the two-for-one stock split of the shares of the Issuer’s common stock, which was effected in the form of a stock dividend paid on July 19, 2021.

(2)  Represents shares held by the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2018 GRAT”), shares held by the J. Wayne Weaver 2020 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2020 GRAT”) after the distribution of 85,892 shares (pre-stock split) from the 2020 GRAT to J. Wayne Weaver as an annuity payment on May 24, 2021, and shares held by the J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2019 GRAT”) after the distribution of 119,022 shares from the 2019 GRAT to J. Wayne Weaver as an annuity payment on December 6, 2021. Leigh Anne Weaver is the sole trustee of each of the 2018 GRAT, the 2019 GRAT and the 2020 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT, the 2019 GRAT and the 2020 GRAT.

(3) Based on 28,165,273 outstanding shares of the Issuer’s common stock as of November 24, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 30, 2021, filed with the Securities and Exchange Commission on November 29, 2021.

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	5	SOLE VOTING POWER 23,272 (1)(2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 23,272 (1)(2)
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,272 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Reflects the two-for-one stock split of the shares of the Issuer’s common stock, which was effected in the form of a stock dividend paid on July 19, 2021.

(2)  Leigh Anne Weaver, as the sole trustee of the 2018 GRAT, has sole voting and dispositive power over these shares.

(3)  Based on 28,165,273 outstanding shares of the Issuer’s common stock as of November 24, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 30, 2021, filed with the Securities and Exchange Commission on November 29, 2021.

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	5	SOLE VOTING POWER 359,208 (1)(2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 359,208 (1)(2)
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,208 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Reflects the two-for-one stock split of the shares of the Issuer’s common stock, which was effected in the form of a stock dividend paid on July 19, 2021.

(2)  Represents shares held by the 2019 GRAT after the distribution of 119,022 shares from the 2019 GRAT to J. Wayne Weaver as an annuity payment on December 6, 2021, in accordance with the terms of the 2019 GRAT. Leigh Anne Weaver, as the sole trustee of the 2019 GRAT, has sole voting and dispositive power over these shares.

(3)  Based on 28,165,273 outstanding shares of the Issuer’s common stock as of November 24, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 30, 2021, filed with the Securities and Exchange Commission on November 29, 2021.

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS J. Wayne Weaver 2020 Grantor Retained Annuity Trust for Leigh Anne Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	5	SOLE VOTING POWER 1,113,752 (1)(2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,113,752 (1)(2)
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,752 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Reflects the two-for-one stock split of the shares of the Issuer’s common stock, which was effected in the form of a stock dividend paid on July 19, 2021.

(2)  Represents shares held by the 2020 GRAT after the distribution of 85,892 shares (pre-stock split) from the 2020 GRAT to J. Wayne Weaver as an annuity payment on May 24, 2021, in accordance with the terms of the 2020 GRAT. Leigh Anne Weaver, as the sole trustee of the 2020 GRAT, has sole voting and dispositive power over these shares.

(3)  Based on 28,165,273 outstanding shares of the Issuer’s common stock as of November 24, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 30, 2021, filed with the Securities and Exchange Commission on November 29, 2021.

Item 1.

(a)	Name of Issuer

Shoe Carnival, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

7500 East Columbia Street
Evansville, Indiana 47715

Item 2.

(a)	Name of Person Filing

(i)	Leigh Anne Weaver

(ii)	J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2018 GRAT”)

(iii)	J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2019 GRAT”)

(iv)	J. Wayne Weaver 2020 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “2020 GRAT”)

Ms. Weaver serves as the sole trustee of each of the 2018 GRAT, the 2019 GRAT and the 2020 GRAT.

(b)	Address of Principal Business Office or, if none, Residence

(i)	Leigh Anne Weaver

10 Sheffield West

Winchester, MA 01890

(ii)	2018 GRAT

c/o DAR Group Investments
501 Riverside Avenue
Suite 900
Jacksonville, FL 32202

(iii)	2019 GRAT

c/o DAR Group Investments
501 Riverside Avenue
Suite 900
Jacksonville, FL 32202

(iv)	2020 GRAT

c/o DAR Group Investments
501 Riverside Avenue
Suite 900
Jacksonville, FL 32202

(c)	Citizenship

(i)	Leigh Anne Weaver: United States

(ii)	The 2018 GRAT is a trust formed under the laws of the State of Florida

(iii)	The 2019 GRAT is a trust formed under the laws of the State of Florida

(iv)	The 2020 GRAT is a trust formed under the laws of the State of Florida

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number

824889109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned

(i)	Leigh Anne Weaver:	1,496,232 shares*

(ii)	2018 GRAT:	23,272 shares**

(iii)	2019 GRAT:	359,208 shares***

(iv)	2020 GRAT:	1,113,752 shares****

* Includes 23,272 shares held by the 2018 GRAT, 359,208 shares held by the 2019 GRAT and 1,113,752 shares held by the 2020 GRAT. Ms. Weaver is the sole trustee of each of the 2018 GRAT, the 2019 GRAT and the 2020 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the 2018 GRAT, the 2019 GRAT and the 2020 GRAT.

** Ms. Weaver is the sole trustee of the 2018 GRAT.

*** Ms. Weaver is the sole trustee of the 2019 GRAT.

****Ms. Weaver is the sole trustee of the 2020 GRAT.

(b)	Percent of Class

(i)	Leigh Anne Weaver:	5.3%

(ii)	2018 GRAT:	0.1%

(iii)	2019 GRAT:	1.3%

(iv)	2020 GRAT:	3.9%

The percentage of shares beneficially owned is based on 28,165,273 outstanding shares of the Issuer’s common stock as of November 24, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 30, 2021, filed with the Securities and Exchange Commission on November 29, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(i)	Leigh Anne Weaver:	1,496,232

(ii)	2018 GRAT:	23,272

(iii)	2019 GRAT:	359,208

(iv)	2020 GRAT:	1,113,752

(ii)	Shared power to vote or to direct the vote

(i)	Leigh Anne Weaver:	0

(ii)	2018 GRAT:	0

(iii)	2019 GRAT:	0

(iv)	2020 GRAT:	0

(iii)	Sole power to dispose or to direct the disposition of

(i)	Leigh Anne Weaver:	1,496,232

(ii)	2018 GRAT:	23,272

(iii)	2019 GRAT:	359,208

(iv)	2020 GRAT:	1,113,752

(iv)	Shared power to dispose or to direct the disposition of

(i)	Leigh Anne Weaver:	0

(ii)	2018 GRAT:	0

(iii)	2019 GRAT:	0

(iv)	2020 GRAT:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

1,113,752 of the shares reported are held by the 2020 GRAT established by J. Wayne Weaver, over which shares Leigh Anne Weaver, as the sole trustee of the 2020 GRAT, has sole voting and dispositive power. Under the terms of the 2020 GRAT, J. Wayne Weaver receives annuity payments from the 2020 GRAT during its two-year term, and any amounts remaining after such annuity payments to J. Wayne Weaver are distributable to or for the benefit of  Leigh Anne Weaver and her descendants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 11, 2022

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver

J. Wayne Weaver 2018 Grantor Retained
Annuity Trust for Leigh Anne Weaver

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver, Trustee

J. Wayne Weaver 2019 Grantor Retained
Annuity Trust for Leigh Anne Weaver

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver, Trustee

J. Wayne Weaver 2020 Grantor Retained
Annuity Trust for Leigh Anne Weaver

By:	/s/ Leigh Anne Weaver
Leigh Anne Weaver, Trustee

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Joint Filing Agreement dated February 11, 2022 by and between Leigh Anne Weaver, the J. Wayne Weaver 2018 Grantor Retained Annuity Trust for Leigh Anne Weaver, the J. Wayne Weaver 2019 Grantor Retained Annuity Trust for Leigh Anne Weaver and the J. Wayne Weaver 2020 Grantor Retained Annuity Trust for Leigh Anne Weaver